UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-04404

The Stride Rite Corporation

(Exact name of registrant as specified in its charter)

191 Spring Street

Lexington, Massachusetts 02420-9191

Telephone: (617) 824-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.25 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, The Stride Rite Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Stride Rite Corporation

Dated: August 17, 2007	By:	/s/ David M. Chamberlain
		Name:	David M. Chamberlain
		Title:	Chief Executive Officer